EXHIBIT 32.1

**Certification of Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Quarterly Report of Intelligentias, Inc. (the "Company") on Form 10-Q for the quarter ended March 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Ian W. Rice, as Chief Executive Officer of the Company, and Thomas A. Spanier, as Chief Financial Officer and Treasurer of the Company, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: May 20, 2008

/s/Ian W. Rice
Ian W. Rice
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

/s/Thomas A. Spanier
Thomas A. Spanier
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

This certification accompanies the Form 10-Q to which it relates, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-Q), irrespective of any general incorporation language contained in such filing.